UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  July 2, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: July 2, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 10-27-TR	Date: July 2, 2010

Teck Provides Update on Greenhills Incident

Vancouver, BC–Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) reported that structural engineers and representatives of the Ministry of Energy, Mines and Petroleum Resources have conducted a preliminary site assessment of the Greenhills mine’s coal dryer building. The cause of the accident has not yet been determined.  Although it is still expected to be several days before the damage can be fully assessed and the extent of the interruption of production at Greenhills can be estimated, initial indications are that structural damage to the dryer building is minimal.

Raw coal from the Greenhills mine is being hauled to the nearby Fording River mine for processing in Fording River’s facilities. Teck is developing further plans to reduce the impact on production while repairs are conducted at Greenhills.

Teck has property and business interruption insurance that is expected to be sufficient to cover foreseeable losses from this incident, subject to a deductible.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at: www.teck.com.

For further information please contact:
Greg Waller
Vice President, Investor Relations & Strategic Analysis
Teck Resources Limited
(604) 699-4014
greg.waller@teck.com